Wolverine Securities, LLC
(an Illinois limited liability company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$134,546
Receivables from clearing broker	5,309,531
Trading securities owned, at fair value	15,405,569
Property and equipment, at cost (net of accumulated depreciation of $83,309)	71,394
Due from affiliate	1,096
Other assets	10,000
TOTAL ASSETS	$20,932,136

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Trading securities sold, not yet purchased, at fair value	$13,579,181
Due to affiliates	40,022
Accounts payable and accrued expenses	1,042,533
Total liabilities	14,661,736
Member's equity	6,270,400
TOTAL LIABILITIES AND MEMBER'S EQUITY	$20,932,136

The accompanying notes are an integral part of this statement.